
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer
Growing Talent LLC

Legal status of Issuer

    Form
    Limited Liability Company

    Jurisdiction of Organization
    California

    Date of organization
    October 25, 2019

Physical address of Issuer
2440 Mariposa Street, San Francisco, CA, 94110

Website of Issuer
https://growingtalent.org/

Current number of employees
0

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rashaan Everett
_____
(Signature)

Rashaan Everett
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rashaan Everett
_____
(Signature)

Rashaan Everett
_____
(Name)

Manager
_____
(Title)

April 29, 2020
_____

Instructions.

1.   The form shall be signed by the Issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A: Form C-AR
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

February 5, 2020

Growing Talent LLC



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Growing Talent LLC ("**Growing Talent**", "**GT**", the "**Company**," the "**Issuer**", "**we**," "**us**", or "**our**"), for the sole purpose of providing an annual as required by the U.S. Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than one hundred and twenty (120) days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://growingtalent.org/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than three hundred (300) holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the exhibits hereto. Each prospective Investor is urged to read this Form C and the exhibits hereto in their entirety.

Growing Talent LLC is a California limited liability company, formed on October 25, 2019.

The Company is located at 2440 Mariposa Street, San Francisco, CA, 94110.

The Company's website is https://growingtalent.org/.

The Company conducts business in California.

A description of our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/growingtalent and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. Even though the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy, and which is insured by the Federal Deposit Insurance Corporation, these adverse conditions could affect the Company's financial condition and the results of its operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering is not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company needs to procure funds in addition to the amount raised in this Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of its managers and officers, and the loss of any one of them could affect the Company's business.

In particular, the Company is dependent on Rashaan Everett, who is the Manager and Chief Executive Officer of the Company, Eric Patrick, who is the Chief Operating Officer, and Carl Gantz, who is the Chief Technology Officer. The Company has or intends to enter into employment agreements with Rashaan Everett, Eric Patrick, and Carl Gantz, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Rashaan Everett or any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Our failure to protect our existing intellectual property rights may result in the loss of exclusivity or the right to use our educational modules and software related to cannabis order management, inventory reconciliation, cash management, point of sale, Marijuana Enforcement Tracking Reporting Compliance ("**IP**"). If we do not adequately ensure our freedom to use certain IP, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, and/or be enjoined from using such intellectual property.

We have not conducted formal evaluations to confirm that our IP does not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that our IP does not or will not infringe upon the intellectual property rights of third parties. If infringement were to occur, our development, manufacturing, sales and distribution of such IP may be disrupted.

Some of our IP is not protected under the relevant intellectual property laws, and, despite our precautions, it may be possible for third parties to obtain and use such intellectual property without authorization. Furthermore, some of the steps we have taken and may take in the future may not prevent misappropriation of our solutions or technologies, particularly in respect of officers and employees who are no longer employed by us.

Any failure to protect our intellectual property rights could impair our ability to use our IP and our brand.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our IP, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We may be unable to obtain intellectual property protection for our IP. In addition, our current IP may be challenged by third parties and may not provide us with competitive advantages. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our IP.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We rely on third-party computer software that may be difficult to replace, or which could cause errors or failures of our service.

We rely on computer software licensed from third parties in order to offer our service, including our database software licensed from Salesforce. This software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our service which could harm our business.

Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers' ability to use and share data, potentially reducing demand for CRM solutions and restricting our ability to store, process and share data with our customers. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the

Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition or results of operations may be adversely affected.

Damage to the Company's reputation could negatively impact the Company's business, financial condition and results of operations.

The Company's reputation and the quality of the Company's brand is critical to its business and success in existing markets and will be critical to the Company's success as it enter new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage the Company's business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to the Company's interests or may be inaccurate, each of which may harm the Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.

The Company's business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

We may in the future rely on licensees or franchisees for the operation of licensed or franchised technology, and we may have limited control with respect to the operations of licensed or franchised technology, which could impact our business adversely.

We may in the future rely on licensees or franchisees and the manner in which they operate under such licensees or franchise to develop and promote our business. Generally, our licensees are required to operate according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our Company's business plan. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws when licensees or franchisees execute on our Company's business plan.

Changes in government regulation of social equity programs could adversely impact our business.

The Company's customer base consists of persons of color receiving training through the Company's social equity incubation platform. While a growing number of states have included social equity provisions in their marijuana programs, the way such provisions will be implemented and potentially amended is hard to predict. Modifications to existing requirements or imposition of new requirements or limitations in the marijuana programs could have an adverse impact on the Company's business.

The Company's success is dependent upon the success and regulation of the marijuana industry.

The Company's training and incubation program is directly dependent on the success and regulation of the marijuana industry. The Company may have challenges consistent with the legal conflicts, expenses, complications, and delays often experienced by businesses engaged in the marijuana industry since it is a relatively new industry that may not succeed as a whole, especially if the federal law applicable to the marijuana industry is enforced. In the event that occurs, there may be a significantly reduced market for the Company's products and services. Furthermore, given the novelty of the marijuana industry, there are very few, if any, businesses with business models that the Company can use as guidance for its operations or build upon for success. The early stage of the marijuana industry also means there is very little data or information from competitors for Investors to review and analyze in making their decision whether to invest in the Company. Finally, changes in the marijuana industry could have a negative impact on certain market factors including rental prices, costs of associated real estate expenses, prices of marijuana and marijuana-infused products, supply, cost of inputs, and other key aspects which may impact business of the Company, and ultimately materially affect the financial condition and results of operations of the Company.

The Company's business and operations are subject to evolving regulatory framework in the United States.

The Company's retailers and customers constitute a major portion of the Company's revenue. Such business is regulated under California Proposition 215 (medical) and proposition 64 (recreational). The business success rests on the Company's ability to transition the Company's retailers and customers to from the usage of medical marijuana to recreational marijuana. The Company engages in the practice of advising and assisting the Company's clients to successfully transition into a fully compliant regime.

A change in the Company's corporate structure may result in the Company triggering the provisions of the Investment Company Act, 1940.

At present, the Company has acquired 5% of membership interest units of Good Tree Holdings, LLC, a California limited liability company (the "**Affiliate**"). The Company has also acquired software and software-related assets from the Affiliate. The Company plans to use this software to train persons of color to equip such persons with the business skills to own and operate their respective dispensaries. In the event the Company's corporate structure is modified, for any reason, at a future date, to reflect that the Company is engaging primarily in the business of investing, reinvesting or trading in securities (collectively, the "**Activities**") or holding itself out as being in the business of the Activities, then the Company would be deemed to be an Investment Company under the Investment Company Act, 1940. If such a situation arises, then the Company would be excluded from participating in Regulation Crowdfunding.

The Company's and its Affiliate's customers may indulge in activities which are considered to be illegal under U.S. Federal Law and some state laws.

The Company and its Affiliate engage in the business of training persons of color to equip such persons with business skills to own and operate their own marijuana dispensaries. The activities related to the

6

dispensation of marijuana by the Company's customers, and not the Company, may be found to be in violation of the U.S. federal laws. Marijuana remains illegal as a Schedule I drug under the Controlled Substance Act ("**CSA**"), based upon policies, rules, and regulations of the federal government designating it as a substance which has no safe medical use and a high risk of abuse or misuse. Following enactment of the Agriculture Improvement Act of 2018, the definition of marijuana has been clarified to include cannabis products that contain over 0.3% tetrahydrocannabinol. Unless Congress amends the CSA, it will remain illegal to distribute marijuana under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, strict enforcement of federal law regarding marijuana would harm the Company's business, prospects, results of operation, reputation, and financial condition. The Company's customers also face the risk of being prosecuted under the federal Racketeer Influenced and Corrupt Organizations statute, state nuisance laws and other U.S. criminal statutes. Additionally, the marijuana related property owned by the Company's customers may be subject to seizure by law enforcement and subsequent civil asset forfeiture.

The customers of the Company and its Affiliate will be faced with unfavorable treatment of marijuana related business under Federal Tax Law.

Internal Revenue Code Section 280E denies all ordinary and necessary business expenses paid or incurred in connection with the sale or trafficking of controlled substances listed on Schedule I or II of the CSA. Currently, 21 USC 812(c)(10) lists marijuana as a Schedule I drug. Furthermore, the courts have held that the sale of marijuana constitutes trafficking, regardless of legality at the state level. Thus, the ordinary and necessary deductions available to most businesses may be denied to marijuana related businesses and may have a material impact on the business operations of the Company and its Affiliate.

The Company's transaction with its Affiliate may attract negative consequences under Federal Tax Law.

The Company has acquired software and software-related assets and membership units from its Affiliate. The Internal Revenue Service may deem the consideration for such acquisition to be in violation of Section 482 of the Internal Revenue Code, which states that exchanges of intangible property among related parties take place at the same prices as would be expected in similar transactions among unrelated parties.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Series Securities; upon the conversion of the Crowd SAFE to CF Shadow Series Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Series Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Series Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Securities, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Securities holders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of the Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors in the equity securities. The Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities have been paid in full. If the Securities have been converted into CF Shadow Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume that they are guaranteed a return of their investment amount.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business
The Company is a software-application based platform acting as social equity incubator that provides on-demand training, providing investment capital, compliance training, licensing support, and operations development to people of color disproportionately impacted by the war on drugs. The Company seeks to provide business and technological assistance to verified social equity applicants in exchange for equity partnerships. The Company has developed proprietary retail management software which has assisted cannabis dispensaries with industry-leading features including transportation and cash management.

Business Plan
The Company plans to market its services, integrating its business model with new developers and hiring new personnel to help grow its business. The Company further aims to develop the Company's software footprint by onboarding and training future dispensary owners to operate such software and expand their respective businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Training and incubation services	Proprietary platform developed using third-party software. By utilizing the Company's technology, this platform assists persons of color to develop business and leadership skills in the field of cannabis dispensation.	Social equity applicants that are seeking business and technological assistance in exchange for equity partnerships in Los Angeles, Oakland, and San Francisco.

Competition
The markets in which the Company's services are sold are competitive. The Company faces competition from the incubator program developed by Cresco Labs titled 4th MVMT Cresco Labs Hood Incubator One Cannabis.

Customer Base
The Company's customer base comprises verified applicants who are inducted into the Company's social equity incubation program. After the induction, the Company works closely with such applications on their business development skills and provides technological assistance to such applicants so they can start their own cannabis dispensaries successfully.

Intellectual Property
The Company owns Good Tree Social Equity Incubation Training Program, Good Tree Technology Documentation, Good Tree Manual and Good Tree Accounting Policies and Procedures.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

MANAGERS AND OFFICERS
The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rashaan Everett	Manager and Chief Executive Officer	Founder & CEO (October 2019 – Present) Responsibilities include managing the Company's financial and administrative operations, formulating strategy, budgeting, fundraising, marketing operations. For the period starting from June 2016 through May 2017, Rashaan worked full time as a Technology Consultant for Accenture. Since May 2017, Rashaan has worked full time for Growing Talent, Good Tree Holdings.	Howard University (B.S. Finance, 2016)
Carl Gantz	Chief Technology Officer	CTO (October 2019 – Present) Responsibilities include coding, software architecture, technical operations, management of all development efforts. For the period starting from November 8, 2016 through September 2019, Carl has worked as CEO of CannaData Solutions, as well as Data and Research work for UCLA.	University of Colorado-Boulder (B.A. Mathematics & Economics, 2014)
Dr. Eric Patrick,	Chief Operating Officer	COO (October 2019 – Present) Responsibilities include managing the Company's health-based operations. For the period starting from November 8, 2016 through September 2019, Eric has worked as a pharmacist at Children's Health System in Dallas, Texas. From August 3, 3019 till present, Eric has founded and managed Black Market Exchange, LLC, an	Howard University (Doctor of Pharmacy, 2011) University of South Florida (B.S. Biomedical Services, 2007)

		online platform providing financial education to persons of color.	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorneys' fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interest Units
Amount outstanding/Face Value	1,000
Voting Rights	None*
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

*No voting rights apart from those exercised in the event a manager is removed.

Some of the Company's Membership Interest Units ("**Membership Interest Units**") were granted to certain members with the Company receiving monetary compensation as shown below. See "Previous Offerings of Securities" below.

The Company has no outstanding debt.

Ownership

Below the beneficial owners of fifteen percent (15%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership	Capital Contribution
Rashaan Everett	Membership Interest Units	60%	$600
Carl Gantz	Membership Interest Units	25%	$250
Eric Patrick	Membership Interest Units	15%	$150

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Growing Talent LLC (the "**Company**") was organized on October 25, 2019 under the laws of the State of California, and is headquartered in San Francisco, California. The Company is a social equity incubator that includes in-person and on-demand training providing investment capital, compliance training, licensing support, and operations development to people of color disproportionately impacted by the war on drugs.

Cash and Cash Equivalents
The Company has $30,000.00 cash on hand which provide a 6-month runway for the Company.

The Company considers all highly liquid investments with an original maturity of ninety (90) days or less to be cash equivalents. The Company does not currently hold any cash equivalents, however, at some point and at times not currently known, the Company will hold cash equivalents which may or may not pay interest.

Liquidity and Capital Resources
The proceeds from the Offering are essential to the Company's operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of the Company's business strategy. Specifically, all capital raised will be used to cover infrastructure and operational costs. The Company expects to reach profitability within the next three (3) years if not sooner. The cash purchase to financed sale ratio will dictate how long it takes for the Company to reach positive cashflow. The Company will continue to raise capital directly from investors outside this Offering.

Purchase of Assets and Units from the Company's Affiliate
The Company has acquired all of its assets (specifically, Social Equity Incubation, Training Program, Technology Documentation, and Manual and Accounting Policies and Procedures) from Good Tree Holdings, LLC (the "**Affiliate**") pursuant to an Asset and Units Purchase Agreement, dated November 8, 2019 (the "**Asset Agreement**"). Also, pursuant to the Asset Agreement, the Company purchased from the Affiliate five percent (5%) membership interest of the Affiliate. The consideration paid pursuant to the Asset Agreement is $150,000.

Capital Expenditures and Other Obligations
The Company does not intend to make any capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the Securities are priced arbitrarily.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Membership Interest Units	1,000	$1,000.00	General Working Capital	October 25, 2019	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has acquired all of its assets (specifically, Social Equity Incubation, Training Program, Technology Documentation, and Manual and Accounting Policies and Procedures) from Good Tree Holdings, LLC (the "**Affiliate**") pursuant to an Asset and Units Purchase Agreement, dated November 8, 2019 (the "**Asset Agreement**"). The Affiliate is a retail partner. The Company trains incubator participants on cannabis dispensary operations then sends them to the Affiliate to open a dispensary. Also, pursuant to the Asset Agreement, the Company purchased from the Affiliate five percent (5%) membership interest of the Affiliate. The consideration paid pursuant to the Asset Agreement is $150,000. The Company and the Affiliate are under the common control of Rashaan Everett, the Manager and CEO of the Company and the Affiliate.

EXHIBIT B
Financials

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, Rashaan Everett, the Manager of Growing Talent, LLC (the "**Company**"), hereby certify that

(1) the Company's financial statements for two years ending December 2019 included in this Form C-AR are true and complete in all material respects; and

(2) that the information below accurately reflects the information which will be reported on the Company's federal income tax return filed for the fiscal year ended December 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2020.

/s/ Rashaan Everett (Signature)

Name: Rashaan Everett

Title: Manager

Date: April 29, 2020

Growing Talent LLC

(a California Limited Liability Company)

Unaudited Financial Statements

As of December 31, 2019

R

Financial Statements

Growing Talent LLC

Table of Contents

GROWING TALENT LLC
BALANCE SHEET
As of December 31, 2019
(Unaudited)

ASSETS

Cash and cash equivalents	$	0
Total Assets	$	0

LIABILITIES AND MEMBERS CAPITAL

Total Liabilities	$	0
Members Capital		
Members' Contributions		1,000
Subscription Receivable		(1,000)
Total Members' Capital	$	0
Total Liabilities and Members' Capital	$	0

GROWING TALENT LLC
STATEMENT OF OPERATIONS
From October 25, 2019 (Inception) through December 31,
2019
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit		0
Operating expenses:		
General and administrative		0
Sales and marketing		0
Total operating expenses		0
Operating income		0
Net income	$	0

GROWING TALENT LLC
STATEMENT OF MEMBERS' CAPITAL
From October 25, 2019 (Inception) through December 31,
2019 (Unaudited)

	Members' Capital	Subscription Receivable	Retained Earnings	Total Members' Capital
Balance as of December 31, 2019	$ 0	$ 0	$ 0	$ 0
Issuance of membership interest	1,000	(1,000)	0	0
Net income	0	0	0	0
Balance as of December 31, 2019	$ 1,000	$ (1,000)	$ 0	$ 0

GROWING TALENT LLC
STATEMENT OF CASH FLOWS
From October 25, 2019 (Inception) through December 31, 2019
(Unaudited)

Cash flows from operating activities		
Net income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expenses		0
Net cash used in operating activities		0
Cash flows from investing activities		
Purchase of property and equipment		0
Net cash used in investing activities		0
Cash flows from financing activities		
Issuance of common stock		0
Net cash provided by financing activities		0
Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

GROWING TALENT, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31,
2019 (unaudited)

NOTE 1 - NATURE OF OPERATIONS

Growing Talent, LLC (which may be referred to as the "Company," "we," "us," or "our"). The Company's franchise model provides individuals applying through the California Social Equity Program, with turnkey solutions and software to operate profitable and compliant dispensaries with the scale and technology to compete. The Company incorporated on October 25, 2019 in the State of California. The Company did not begin operations until 2019.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of December 31, 2019, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company has $0 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

6

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2019, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Issuance of Membership

The Company is owned by three investors as of December 31, 2019.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on October 25, 2019 and is in the process of beginning operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering ("The Crowdfunded Offering") up to 1,070,000 Crowd Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum less 6% given to "Republic".

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.